[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

October 24, 2018

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II
File Nos. 333-33607 and 811-08333

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on October 4, 2018, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 17, 2018, which relates to Nuveen Emerging Markets Equity Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

GENERAL COMMENT

COMMENT 1

Please provide the ticker symbols on the cover pages of the prospectus and statement of additional information and on EDGAR once you obtain them.

RESPONSE TO COMMENT 1

The ticker symbols will be added to the cover pages and will be updated on EDGAR.

PROSPECTUS

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Prior to going effective, please provide all of the information in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables because this information is material per Rule 405 of the Securities Act of 1933.

RESPONSE TO COMMENT 2

The requested information for the tables has been provided in Appendix A.

COMMENT 3 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

In the second sentence of the first paragraph, please explain what is meant by “primary operations in an emerging market” and clarify how this indicates an economic tie to an emerging market.

RESPONSE TO COMMENT 3

In response to this Comment and Comments 4, 6 and 11 below, management has revised the first paragraph in this section of the prospectus to read as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets and the amount of any borrowings for investment purposes in equity securities. The Fund will classify securities as those of an emerging market issuer based on the determination of an unaffiliated, recognized financial data provider. Such determinations are based on a number of criteria, such as the issuer’s country of domicile, the primary exchange on which the security trades, the location from which the majority of the issuer’s revenue comes and the issuer’s reporting currency. Emerging market countries include any country other than Canada, the United States and the countries comprising the MSCI EAFE Index (currently, Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom). The Fund seeks to invest in high quality companies with strong relative earnings growth, attractive relative valuations and adequate liquidity in emerging market countries. The Fund may invest in small-, mid- and large-cap companies.

COMMENT 4 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The third sentence of the first paragraph includes the phrase “or any other country or market with similar emerging characteristics.” Please remove this clause or replace it with an objective definition.

RESPONSE TO COMMENT 4

This clause has been removed. See the response to Comment 3 above.

COMMENT 5 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please state that the Fund may engage in active and frequent trading as a principal investment strategy.

RESPONSE TO COMMENT 5

Management does not consider the trading frequency of the Fund to be a principal investment strategy. Instead, management believes that the portfolio turnover rate and the expectation that it may exceed 100% should be noted under the “Portfolio Turnover” section and that the associated risks of frequent trading should be described under “Principal Risks – Frequent Trading Risk.”

COMMENT 6 — FUND SUMMARY — PRINCIPAL RISKS

The last sentence of the first paragraph includes the phrase “frontier market countries.” Please add corresponding risk disclosures.

RESPONSE TO COMMENT 6

As this phrase has been removed from the first paragraph under Principal Investment Strategies (see the response to Comment 3 above), management believes corresponding risk disclosures are not necessary.

COMMENT 7 — FUND SUMMARY — PRINCIPAL RISKS

Please consider disclosing the principal risks associated with investing in a new fund.

RESPONSE TO COMMENT 7

Management respectfully declines to add a risk relating to the risks of investing in a new fund in the “Principal Risks” section.

COMMENT 8 — FUND SUMMARY — PRINCIPAL RISKS

For the “Derivatives Risk,” please revise the disclosure to address the specific risks associated with the derivative instruments that may be used by the Fund.

RESPONSE TO COMMENT 8

Management believes that the risk disclosure describes the principal risks involved with the derivative instruments that may be used by the Fund. Consequently, management respectfully declines to make the requested revision.

COMMENT 9 — HOW WE MANAGE YOUR MONEY — WHO MANAGES THE FUND

For Reed D. Walters’s business experience, please provide information that goes back at least five years.

RESPONSE TO COMMENT 9

This section of the prospectus has been revised in response to this comment.

COMMENT 10 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please disclose all the Fund’s principal investment strategies as required by Item 9(b) of Form N-1A. Please note that while Form N-1A states that information in the summary section need not be repeated elsewhere, Form N-1A also states that the Item 9(b) disclosure should be more detailed disclosure. If it is the Fund’s position that it discloses its principal investment strategies in the “Fund Summary” section, then it is not following layered disclosure regime adopted by the Securities Exchange Commission. See IM Guidance Update No. 2014-08 from June 2014 titled “Guidance Regarding Mutual Fund Enhanced Disclosure.”

RESPONSE TO COMMENT 10

Management believes the current disclosures comply with Form N-1A. Form N-1A states that information in the summary section need not be repeated elsewhere. IM Guidance Update No. 2014-08 discusses how the Commission disagrees with unnecessary duplication of information. When the strategy requires a more detailed description than what is provided in the summary section to understand how the Fund selects its holdings, further disclosure is provided in the “More About Our Investment Strategies” section. However, when the disclosure in the summary section sufficiently describes a particular investment strategy, the Fund does not duplicate the information later in the prospectus. Consequently, management respectfully declines to revise the “More About Our Investment Strategies” section as requested.

COMMENT 11 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

The definition of emerging markets countries in the second paragraph under the “Non-U.S. Investments” section conflicts with the definition given in the principal investment strategies. Please reconcile these two definitions.

RESPONSE TO COMMENT 11

Per the response to Comment 3, management has reconciled the two definitions of emerging market countries by adopting the definition in the second paragraph under “Non-U.S. Investments” and revising the Principal Investment Strategies section accordingly.

COMMENT 12 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies and pooled investment vehicles do not exceed 0.01% of the average net assets of the Fund. Otherwise, please include the appropriate line item in the “Annual Fund Operating Expenses” table.

RESPONSE TO COMMENT 12

Management confirms that the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies do not exceed 0.01% of the average net assets of the Fund.

COMMENT 13 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER — CONTINGENT DEFERRED SALES CHARGES

Please confirm supplementally that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A, including a list of all intermediaries that permit such waivers.

RESPONSE TO COMMENT 13

Management confirms that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A.

COMMENT 14 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Please disclose whether Class A shares purchased through the reinvestment of dividends and capital gains distributions are subject to a sales charge.

RESPONSE TO COMMENT 14

The second bullet under “How You Can Buy and Sell Shares – How to Reduce Your Sales Charge – Class A Sales Charge Waivers” states that Class A shares may be purchased at net asset value without a sales charge if the shares are purchased through the reinvestment of Nuveen Mutual Fund dividends and capital gains distributions.

COMMENT 15 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Under the “CDSC Waivers and Reductions” section, please remove the seventh and eighth bullets unless the intermediaries referenced are listed in the appendix to the prospectus because investors must be able to identify if a waiver applies to their situation.

RESPONSE TO COMMENT 15

The situations described in the two referenced bullets are available to shareholders through any intermediary under the circumstances described. Because the waivers are not limited to only a certain intermediary or intermediaries, no intermediaries are listed in the appendix to the prospectus with respect to these waivers. Consequently, management respectfully declines to make the requested revision.

COMMENT 16 — HOW YOU CAN BUY AND SELL SHARES — HOW TO SELL SHARES – MEETING REDEMPTION REQUESTS

If the Fund may use illiquid securities to pay in-kind redemptions, please disclose this possibility and disclose the risk that shareholders may not be able to sell these illiquid securities.

RESPONSE TO COMMENT 16

Management confirms that the Fund will not redeem shares in-kind with illiquid securities.

COMMENT 17 — APPENDIX – CLASS A SHARE FRONT-END SALES CHARGE WAIVERS AVAILABLE AT AMERIPRISE FINANCIAL

Please define “fund family” in the fourth bullet.

RESPONSE TO COMMENT 17

This generic phrase has been replaced with a specific reference to Nuveen-sponsored mutual funds.

COMMENT 18 — APPENDIX – CLASS A SHARE FRONT-END SALES CHARGE WAIVERS AVAILABLE AT AMERIPRISE FINANCIAL

To avoid investor confusion, please revise the fifth bullet so that the sales waiver can be ascertained without references to the prospectus.

RESPONSE TO COMMENT 18

Because the Class C exchange waiver policy described in the fifth bullet of this section is the same as the automatic Class C exchange policy described in the prospectus, the cross-references to the prospectus in the fifth bullet have all been deleted.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren